UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116
Exp:30Sept07

CONTINENTAL ENERGY CORPORATION
(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240
(Address of registrant's principal executive offices)

JANUARY 19, 2007 _____ Commission File No.: **0-17863**

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1. "Annual Report – For Fiscal Year Ended June 30, 2006: End of Fiscal Year-2005" dated January 12, 2007. Includes audited annual financial statements for the fourth quarter and the full fiscal year ending June 30, 2006. Also includes management discussion and analysis of registrant's affairs, material events disclosure, summary of press releases, and descriptions of commitments and contingencies during the period. The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant's home jurisdiction.

2. "Certificates Pursuant to Section 302 of the Sarbanes-Oxley Act" – dated December 27, 2006 to accompany the Company's audited annual financial statements.

3. "Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act" – dated December 27, 2006 to accompany the Company's audited annual financial statements.

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant's home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR's internet website, www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of **FORM 20-F** **X** *or Form 40-F* **_** *.*

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by: Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: *Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.*

Note: *Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.*

*Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes __ or **No X** .*
If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is ___ .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION   **Date: January 19, 2007**

(Registrant)

By: *"James D. Eger"*

James D. Eger, Director & Secretary

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2006 and 31 July 2005

Expressed in U.S. dollars

DALE MATHESON
CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:

Vancouver	Robert J. Burkart Inc. Reginald J. LaBonte Ltd.	James F. Carr-Hilton Ltd. Robert J. Matheson Inc.	Alvin F. Dale Ltd. Rakesh I. Patel Inc.
South Surrey	Hardy Baxter Inc. Peter J. Donaldson Inc.	Michael K. Braun Inc.	Rick Carabetta Inc.
Port Coquitlam	Wilfred A. Jacobson Inc. Fraser G. Ross Ltd.	Brian A. Shaw Inc.	Anthony L. Soda Inc.

AUDITORS' REPORT

To the Shareholders of Continental Energy Corporation

We have audited the consolidated balance sheet of Continental Energy Corporation as at June 30, 2006 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at July 31, 2005 and 2004 and for the years then ended, prior to adjustments as described in Note 13, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 23, 2005. We have audited the adjustments to the July 31, 2005 and 2004 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

DMCL

Vancouver, Canada
November 27, 2006 *(except for Note 13 which is as of December 18, 2006)*

Dale Matheson Carr-Hilton LaBonte LLP
Chartered Accountants

A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS

Vancouver Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 - Main Reception
South Surrey Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613
Port Coquitlam P.O. Box 217, Suite 700, 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3C 3V7, Tel: 604 941 8266 • Fax: 604 941 0971

Continental Energy Corporation   <u>Statement 1</u>
(An Exploration Stage Company)
Consolidated Balance Sheet

		30 June 2006	31 July 2005
			Restated
ASSETS			*(Note 1 & 13)*
Current			
Cash	$	**2,395,727**	98,898
Other receivables		**3,951**	630
Accounts receivable		**-**	1,000
Due from related parties *(Note 7c)*		**-**	138,178
Prepaid expenses and deposits		**47,058**	21,228
		2,446,736	259,934
Resource Property Costs *(Note 4)*		**1**	2
Equipment *(Note 5)*		**70,278**	37,165
	$	**2,517,015**	297,101
LIABILITIES			
Current			
Accounts payable and accrued liabilities	$	**159,814**	286,613
Capital lease obligation		**-**	12,387
		159,814	299,000
SHAREHOLDERS' EQUITY (DEFICIENCY)			
Share Capital - *Statement 2 (Note 1, 6 & 13)*		**10,063,516**	23,434,025
Contributed Surplus - *Statement 2 (Note 1 & 13)*		**2,998,183**	2,742,810
Deficit - *Statement 2 (Note 1 & 13)*		**(10,704,498)**	(26,178,734)
		2,357,201	(1,899)
	$	**2,517,015**	297,101

Going Concern *(Note 1)*

Commitments and Contractual Obligations *(Note 10)*

Subsequent Events *(Note 12)*

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"

_____, Director

"James D. Eger"

_____, Director

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statement of Shareholders' Equity (Deficiency)

		Common Shares		Contributed		
		Shares	Amount	Surplus	Deficit	Total
Balance - 31 July 2003	$	45,749,858	21,486,809	1,177,550	(26,750,226)	(4,085,867)
Issuance of shares for:						
Exercise of warrants		3,330,554	560,751	(42,418)	-	518,333
Exercise of options		388,750	100,126	(27,376)	-	72,750
Shares issuance costs		-	(18,000)	-	-	(18,000)
Cancellation of escrow shares		(93,750)	-	-	-	-
Financing fees - warrants		-	-	281,662	-	281,662
Stock-based compensation		-	-	686,557	-	686,557
Loss for the year - *Statement 3*		-	-	-	(1,609,125)	(1,609,125)
Balance - 31 July 2004 - *Restated (Note 1 & 13)*		49,375,412	22,129,686	2,075,975	(28,359,351)	(4,153,690)
Issuance of shares for:						
Private placements		3,616,667	545,000	-	-	545,000
Exercise of warrants		300,000	82,923	(15,423)	-	67,500
Exercise of options		2,155,490	611,861	(283,126)	-	328,735
Finder's fee - Financing		166,667	-	-	-	-
Shares for debt		813,700	122,055	-	-	122,055
Shares issuance costs		-	(57,500)	-	-	(57,500)
Financing fees - warrants		-	-	161,903	-	161,903
Stock-based compensation		-	-	803,481	-	803,481
Income for the year - *Statement 3*		-	-	-	2,180,617	2,180,617
Balance - 31 July 2005 - *Restated (Note 1 & 13)*		56,427,936	23,434,025	2,742,810	(26,178,734)	(1,899)
Issuance of shares for:						
Exercise of warrants		200,000	45,648	(15,648)	-	30,000
Exercise of options		480,000	134,962	(62,962)	-	72,000
Financing fees - warrants		-	-	155,419	-	155,419
Stock-based compensation		-	-	178,564	-	178,564
Reduction in capital *(Note 1)*		-	(13,551,119)	-	13,551,119	-
Income for the period - *Statement 3*		-	-	-	1,923,117	1,923,117
Balance - 30 June 2006	$	57,107,936	10,063,516	2,998,183	(10,704,498)	2,357,201

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statement of Operations

		For the Eleven Months Ended 30 June 2006	For the Year Ended 31 July 2005 Restated (Note 1 & 13)	For the Year Ended 31 July 2004 Restated (Note 1 & 13)
Expenses				
Amortization	$	66,837	$ 35,544	43,702
Bad debt *(Note 7c)*		138,178	-	-
Consulting		65,032	5,000	14,524
Filing fees		11,464	10,104	4,773
Financing fees - warrants *(Note 6e & f)*		155,419	161,903	281,662
Foreign exchange loss (gain)		23,677	74,112	(39,798)
Interest and bank charges (recovery)		4,687	(474)	19,130
Investor relations		13,127	6,108	30,105
Management fees *(Note 7)*		415,632	322,540	478,331
Office expenses		109,818	139,875	157,935
Professional fees		74,271	98,063	66,311
Rent, office maintenance and utilities		67,797	61,044	50,596
Shareholder communication and transfer agent		8,981	9,032	18,990
Stock-based compensation *(Note 6d & f)*		178,564	803,481	686,557
Telephone		19,917	24,925	29,196
Travel		134,166	59,779	65,433
Wages		-	-	25,163
		1,487,567	1,811,036	1,932,610
Loss Before the Undernoted		(1,487,567)	(1,811,036)	(1,932,610)
Gain on settlement of debt		48,850	-	-
Gain on disposal of GATB *(Note 4b)*		-	4,059,868	-
Gain on disposal of Yapen *(Note 4av)*		3,506,833	-	-
Gain on reduction of contingent liabilities		-	-	328,500
Interest Income		75,856	-	-
Loss on disposal or write-down of equipment		-	(55,254)	(4,271)
Settlement of court judgment		(329,045)	-	-
Terminated farm out proceeds		100,000	-	251,869
Recovery (write-down) of resource property costs *(Note 4)*		8,190	(12,961)	(252,613)
Income (Loss) for the Period	$	1,923,117	2,180,617	(1,609,125)
Income (Loss) per Share - Basic	$	0.03	0.04	(0.03)
Income (Loss) per Share - Diluted	$	0.03	0.03	(0.03)
Weighted Average Number of Shares Outstanding - Basic		56,661,170	51,280,433	47,139,546
Weighted Average Number of Shares Outstanding - Diluted		69,270,906	69,350,779	47,139,546

Continental Energy Corporation

(An Exploration Stage Company)

Consolidated Statement of Cash Flows

	For the Eleven Months Ended 30 June 2006	For the Year Ended 31 July 2005 Restated (Note 1 & 13)	For the Year Ended 31 July 2004 Restated (Note 1 & 13)
Cash Resources Provided By (Used In)			
Operating Activities			
Income (loss) for the period	$ **1,923,117**	2,180,617	(1,609,125)
Items not affecting cash			
Accrued interest on debt settled for shares	**-**	44,373	-
Amortization	**66,837**	35,544	43,702
Bad debt	**138,178**	-	-
Financing fees - warrants *(Note 6e & f)*	**155,419**	161,903	281,662
Gain on settlement of debt	**(48,850)**	-	-
Gain on disposal of GATB	**-**	(4,059,868)	-
Gain on disposal of Yapen	**(3,506,833)**	-	-
Gain on reduction of contingent liabilities	**-**	-	(328,500)
Loss on disposal or write-down of equipment	**-**	55,254	4,271
Revaluation of contingent and conditional liabilities	**-**	(47,873)	44,318
Stock-based compensation *(Note 6d & f)*	**178,564**	803,481	686,557
Terminated farm out proceeds	**(100,000)**	-	(251,869)
Recovery (write-down) of resource property costs (Note 4)	**(8,190)**	12,961	252,613
Changes in non cash working capital items			
Other receivables	**(3,321)**	(7,556)	(4,638)
Accounts receivable	**1,000**	(1,000)	-
Prepaid expenses and deposits	**(25,830)**	54,005	(65,808)
Accounts payable and accrued liabilities	**(77,949)**	(112,079)	(150,925)
Due to related parties	**-**	(9,578)	(29,303)
	(1,307,858)	(889,816)	(1,127,045)
Investing Activities			
Prepaid resource property costs	**-**	5,000	12,000
Resource property costs	**(343,914)**	(190,960)	(635,862)
Resource property costs reimbursed by joint venturers	**352,104**	178,000	383,249
Proceeds from terminated farm out agreement	**100,000**	-	251,869
Proceeds from disposition of GATB, *net*	**-**	1,000	-
Proceeds from disposition of Yapen, *net*	**3,506,834**	-	-
Purchase of equipment, *net of recovery*	**(99,950)**	(1,639)	(40,386)
	3,515,074	(8,599)	(29,130)
Financing Activities			
Prepaid share issuance costs	**-**	7,500	18,000
Cash received in advance of share issuance	**-**	-	(92,008)
Capital lease obligation	**(12,387)**	(20,235)	(18,714)
Share capital issued for cash, *net*	**102,000**	883,735	573,083
	89,613	871,000	480,361
Net Increase (Decrease) in Cash	**2,296,829**	(27,415)	(675,814)
Cash position - Beginning of period	**98,898**	126,313	802,127
Cash Position - End of Period	$ **2,395,727**	98,898	126,313

Supplemental Schedule of Non-Cash Transactions

Issuance of shares for:			
Finder's fee - Financing	$	-	25,000	-
Debt settlement	$	-	122,055	-
Assets and liabilities disposed upon GATB disposition			
Current assets	$	-	31,823	-
Current liabilites	$	-	(682,979)	-
Contingent and conditional liabilities	$	-	(3,407,712)	-

1. Nature of Operations

Continental Energy Corporation ("Continental" or the "Company") is an oil and gas exploration company engaged in the acquisition of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

On 25 January 2006 the Company's shareholders approved that the Company's fiscal year-end be changed from 31 July to 30 June.

On 28 November 2005 the Company's board proposed that the Company petition a British Columbia ("BC") court to reduce the deficit attributable to such prior years as the court may allow. The proposal was approved by vote of the shareholders at the Annual General Meeting on 25 January 2006. On 29 March 2006, the BC court approved a reduction in the capital of the Company in the amount of $13,551,119 (CDN$20,796,667).

On 18 November 2005 the Company incorporated a new partially owned subsidiary domiciled in Delaware named CG Xploration Inc. ("CGX"). The Company owns 50% of CGX and the Company's partner in Indonesia, GeoPetro Resources Company ("GeoPetro") of San Francisco owns 50%. CGX was formed for the purposes of conducting new venture exploration activities on behalf of a 50/50 Company and GeoPetro joint venture area of mutual interest surrounding the Bengara-II Production Sharing Contract ("PSC") in Indonesia *(Note 4)*. CGX has been accounted for as a joint venture in these financial statements as the Company and GeoPetro jointly control the operations of CGX.

On 16 January 2006 the Company incorporated a new wholly owned subsidiary in Texas named TXX Energy Corporation ("TXX"). TXX was formed for the purposes of pursuing oil and gas exploration and production opportunities in the USA.

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and meet its liabilities as they become payable.

The Company has restated its financial statements for the years ended 31 July 2004 and 2005 in order to record the fair value of share purchase warrants and stock options that were amended by the Company in those years *(Note 13)*.

2. Significant Accounting Policies

a) Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in these financial statements are expressed in United States dollars.

2, Significant Accounting Policies – *Continued*

b) **Consolidation**

These consolidated financial statements include the accounts of the Company and its two subsidiaries and one joint venture company as follows:

- Continental-GeoPetro (Bengara-II) Ltd. ("Bengara"), incorporated in the British Virgin Islands *(Note 4a)* – 60% owned
- TXX Energy Corporation ("TXX"), incorporated in the state of Texas – 100% owned (Inactive)
- CG Xploration Inc. ("CGX") – 50% owned joint venture incorporated in the state of Delaware which has been accounted for on the proportionate consolidation method whereby the Company's proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

These consolidated financial statements also include the accounts of two former subsidiaries as follows:

- Continental-GeoPetro (Yapen) Ltd. ("Yapen"), incorporated in the British Virgin Islands *(Note 4a)* – 60% owned until 26 October 2005 at which time 100% of the Company's interest was sold
- GAT Bangkudulis Petroleum Company Ltd. ("GATB"), incorporated in the British Virgin Islands *(Note 4b)* - 70% owned until 31 July 2005 at which time 100% of the Company's interest was sold

All intercompany transactions are eliminated upon consolidation.

c) **Equipment**

The Company provides for amortization on its equipment as follows:

- Automobiles under capital lease - straight line over 31 months
- Computer equipment and software - 50% declining balance basis
- Furniture and field survey equipment - 50% declining balance basis

d) **Oil and Gas Properties**

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

2. **Significant Accounting Policies** – *Continued*

   d) **Oil and Gas Properties** – *Continued*

   The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

   The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

   Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

   e) **Asset Retirement Obligations**

   Effective 1 August 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

   f) **Income Taxes**

   Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

   g) **Share Capital**

   Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

   Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

2. Significant Accounting Policies – *Continued*

h) Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

This standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

i) Income (Loss) per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j) Conversion of Foreign Currencies

The accounts of the Company are prepared in U.S. dollars and the Company's Canadian operations are translated into U.S. dollars under the temporal method as follows:

- Monetary assets and liabilities at year-end rates;
- All other assets at historical rates;
- Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;
- Exchange gains and losses arising from these transactions are expensed during the period incurred.

k) Basis of Segmented Disclosure

The Company's only business activity is the exploration and development of oil and gas prospects. During the period, the Company had administration activity in North America and exploration and development activity in Indonesia. The segmented information is identified by geographic location of the Company's exploration and development activities.

l) Management's Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas of assumptions are: impairment of resource properties and the assumptions used in calculating the fair value of options.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

2. **Significant Accounting Policies** – *Continued*

   m) **Impairment of Long-Lived Assets**

   The Company follows the CICA Handbook Section 3063, "Impairment of Long-Lived Assets" ("HB 3063"). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

3. **Fair Value of Financial Instruments**

   The Company's financial instruments consist of cash, other receivables, accounts receivable and accounts payable. The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation. Except as noted below, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

   The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah. The U.S. dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange. The Company does not use any hedging instruments to reduce its foreign currency exposure.

4. **Resource Property Costs**

   Details of oil and gas properties are as follows:

	31 July 2005 Balance	Exploration & Development (Recovery)	Costs Reimbursed by Joint Venturers	Recovery (Impairment)	30 June 2006 Balance
Bengara	$ 1	$ 343,914	$ (352,104)	$ 8,190	$ 1
Yapen	1	(1)	-	-	-
	$ 2	$ 343,913	$ (352,104)	$ 8,190	$ 1

	31 July 2004 Balance	Exploration & Development (Recovery)	Costs Reimbursed by Joint Venturers	Recovery (Impairment)	31 July 2005 Balance
Bengara	$ 1	$ 240,009	$ (178,000)	$ (62,009)	$ 1
Yapen	1	-	-	-	1
GATB	1	(49,049)	-	49,048	-
	$ 3	$ 190,960	$ (178,000)	$ (12,961)	$ 2

4. **Resource Property Costs** – *Continued*

   a) **Bengara and Yapen**

   By separate share purchase and transfer agreements ("SPTA") with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia. The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. Included in the Company's statement of operations are the results of operations of both subsidiaries from the date of acquisition and forward for Bengara and up to 26 October 2005 for Yapen *(Note 4av)*.

   Bengara

   Bengara was incorporated in the British Virgin Islands on 9 September 1997 and on 4 December 1997 entered into a production-sharing contract ("PSC") with Badan Pelaksanaan Minyak dan Gas Bumi ("BPMIGAS"), the Oil & Gas Governing Authority (formerly, PT Pertamina (Pesero) ("Pertamina"), the Indonesian government's state owned oil and gas enterprise). The Bengara-II PSC grants Bengara the exclusive authority, for a term of 30 years, to conduct petroleum exploration, development and production operations in an area of approximately 3,650 square kilometers known as the Bengara II Block area, East Kalimantan.

   Pursuant to the Bengara-II PSC as currently amended, Bengara undertook a cumulative expenditure commitment through the initial ten year PSC exploration period ending 4 December 2007 which totals $25,000,000, of which approximately $6,100,000 has been spent as of 30 June 2006.

   The Company's activities within the Bengara-II PSC contract area are currently in the exploration stage and no crude oil or natural gas revenues are being generated within the contract area. The Company considers the Bengara-II PSC contract area to be a promising oil, gas and condensate exploration area but to date has not identified any resource. Bengara owns an undivided 100% controlling interest in the Bengara-II PSC.

   Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara to which Bengara is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the carrying value of the Bengara-II PSC property to $1 in the fiscal year ended 31 July 2003. The Company continues to evaluate expenditures for impairment and writes off impaired costs in the period when such determinations are made.

   Subsequent to 30 June 2006, the Company entered into a farm-out agreement that would reduce its interest in Bengara to 18% *(Note 12)*.

   Yapen

   Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of holding the Yapen PSC with BPMIGAS, which was signed on 27 September 1999. Prior to its farm-out agreement with Medco *(Note 4aii),* Yapen owned a 100% controlling interest in the PSC. However, as a result of the Medco farm-out agreement and Medco's subsequent farm out to Maraja *(Note 4aiv)*, Yapen retained only a 10% interest in the Yapen PSC. On 15 August 2005, Yapen reacquired a 75% interest *(Note 4aiv)*. During the period, the Company sold its interest in the Yapen subsidiary *(Note 4av)*.

4. **Resource Property Costs** – *Continued*

   a) **Bengara and Yapen** – *Continued*

   Yapen – *Continued*

   Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen to which Yapen is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Yapen PSC property to $1 in the fiscal year ended 31 July 2003.

   Since entering into the Bengara and Yapen PCSs, the Company or the Bengara and Yapen subsidiaries have entered into several farm-out agreements with various joint venture partners. As part of the agreements, the joint venture partners are required to pay their share of incurred costs such that the interests in the properties are retained.

   Bengara and Yapen Farm-Outs

   i) GeoPetro Resources Company ("GeoPetro") - Yapen and Bengara Farm-Out

   The Company and GeoPetro of San Francisco, California entered into a Farm-Out Agreement ("FOA") dated 1 January 2000 pursuant to which the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and their respective underlying properties. Joint Operating Agreements ("JOA") also dated 1 January 2000 between GeoPetro and the Company provide for joint venture operations of the Yapen and Bengara subsidiaries. Under these JOA the Company is obliged to contribute its 60% share of Yapen and Bengara PSC work commitments and expenditures and is entitled to take a 60% share of all revenues realized by the subsidiaries from the Yapen and Bengara PSCs.

   As at the end of fiscal year 31 July 2005 the GeoPetro FOA and JOA were in full force and effect, but as of the record date of these financial statements only the Bengara JOA and the provisions of the GeoPetro FOA pertaining to Bengara remain in full force and effect.

   In a letter agreement dated 27 October 2005 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations *(Note 4av)*. As of 27 October 2005 the Company no longer has any interest in, entitlements to or obligations in respect of the Yapen PSC.

   ii) Medco International Ventures Ltd. ("Medco") - Yapen Farm-Out

   On 5 November 2002, the Company's subsidiary, Yapen, completed an agreement to farm out 90% of it's PSC to Medco. As a result of this Medco farm-out agreement, Yapen assigned 90% of the Yapen PSC to Medco and Yapen retained a 10% interest in the Yapen PSC. Medco subsequently farmed out a 75% share of its Yapen PSC to Maraja (Note 4aiv) but Yapen's 10% interest was unaffected.

   iii) China Wisdom International (HK) Ltd. ("China Wisdom") - Bengara Farm-Out

   During the 31 July 2003 fiscal year, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary.

   The agreement was terminated during the 2004 fiscal year due to China Wisdom's default and failure to fulfill its drilling obligations under the farm-out agreement.

4. **Resource Property Costs** – *Continued*

   a) **Bengara and Yapen** – *Continued*

      Bengara and Yapen Farm-Outs – *Continued*

      During the current period, Geopetro reimbursed the Company in the amount of $100,000 for prior costs incurred by the Company in respect of the China Wisdom farm-out. This has been recorded as terminated farm out proceeds in the statement of operations.

      iv) Maraja Yapen Energy Ltd. ("Maraja") - Yapen Farm-Out from Medco

      Pursuant to a farm-out agreement with Maraja dated 28 June 2005, Medco farmed out a 75% share of its Yapen PSC interest to Maraja and Yapen's 10% interest in the Yapen PSC was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm-out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 15 August 2005. The Company realized no proceeds from the reassignment.

      v) Nations Energy Company Ltd. ("Nations") Yapen Sale

      Pursuant to a share sale and purchase agreement dated 26 October 2005, the Company and GeoPetro sold 100% of their respective shares of Yapen to Nations, an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the Yapen sale proceeds of $3,600,000 at closing.

      This transaction resulted in a gain of $3,506,833 net of associated costs, calculated as follows based on the net book values recorded in Yapen as at 26 October 2005:

Assets	$	1
Liabilities		-
Net book value of Yapen		1
Proceeds on disposition, *net of bonuses and legal costs*		3,506,834
Gain on disposition of Yapen	$	3,506,833

   In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale to Nations the Company authorized on 1 December 2005 payment of cash bonuses totaling $90,000 to two executive officers.

   b) **GAT Bangkudulis Petroleum Company Ltd. ("GATB")**

   On 31 August 2001, the Company completed the acquisition of 70% of the issued and outstanding shares in GATB from Dimensions West Energy Inc. ("DWE").

   Prior to fiscal year end 31 July 2005, Pertamina gave notice to GATB in a letter dated July 2005 that it intended to terminate the Bangkudulis TAC together with several other Indonesian TAC's not yet in oil production. The TAC type contract is being discontinued in Indonesia.

   The termination of the TAC eliminates the only material asset of GATB and consequently the Company sold its 70% share holding in GATB to an unrelated local investor for a nominal price of $1,000 effective 31 July 2005 with the proceeds being received by the Company during the period. All of GATB's liabilities and fixed assets were sold with the shares. The Company no longer has any interest in, entitlements to or obligations in respect of GATB or the TAC.

4. **Resource Property Costs** – *Continued*

   b) **GAT Bangkudulis Petroleum Company Ltd.** – *Continued*

   The Company recognized its portion of the proceeds, being $1,000, as income. The net effect of this transaction was a gain of $4,059,868, calculated as follows based on the net book values recorded in GATB as at 31 July 2005:

Assets	$	31,823
Current Liabilities		(682,979)
Contingent and Conditional Liabilities		(3,407,712)
Negative net book value of GATB		4,058,868
Proceeds on disposition		1,000
Gain on disposition of GATB	$	4,059,868

   The purchaser acquired the Company's interest in GATB for $1,000 and assumed all the liabilities and obligations of GATB. Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868. Consequently, the disposal resulted in a gain on disposition.

5. **Equipment**

   Details are as follows:

					30 June 2006
				Accumulated	Net
		Costs		Amortization	Book Value
Automobiles	$	66,510	$	66,510	$ **-**
Computer equipment		117,904		57,618	**60,286**
Field survey equipment		104,883		95,527	**9,356**
Furniture		6,788		6,152	**636**
	$	296,085	$	225,807	$ **70,278**

					31 July 2005
				Accumulated	Net
		Costs		Amortization	Book Value
Automobiles	$	66,510	$	51,000	$ 15,510
Computer equipment		21,018		15,968	5,050
Field survey equipment		101,769		86,366	15,403
Furniture		6,788		5,586	1,202
	$	196,085	$	158,920	$ 37,165

6. **Share Capital**

   a) Authorized Share Capital

   The Company's authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at 30 June 2006, there are no preferred shares issued or outstanding.

   b) Private Placements

   On 13 December 2004 a Private Placement of 133,333 Units was completed for proceeds of $20,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until 6 December 2006.

   On 7 February 2005 a Private Placement of 100,000 Units was completed for proceeds of $15,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until 7 February 2007.

   On 18 April, 2005 a Private Placement of 50,000 common shares was completed for proceeds of $10,000.

   On 28 April 2005 a Private Placement of 3,333,334 Units was completed for proceeds of $500,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until April 2007. The Company paid a finders fee to an arms length party who arranged the placement a total of $50,000 in cash and 166,667 Units, with a value of $25,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until April 2007.

   c) Shares for Debt

   During the 2005 fiscal year, the Company issued 813,700 common shares in settlement of certain trade payables in GATB in the amount of $122,055.

   d) Stock Options

   The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

   New Stock Option Grants

   On 23 June 2006 a total of 200,000 new stock options having an exercise price of $0.15 per share and expiring 29 June 2007 were granted to consultants. The Company calculated the fair value of these options to be $12,843 on the grant date which was charged to operations.

   On 18 November 2005 a total of 50,000 new stock options having an exercise price of $0.15 per share and expiring 21 November 2007 were granted to a consultant. The Company calculated the fair value of these options to be $4,854 on the grant date which was charged to operations.

6. **Share Capital** – *Continued*

   d) Stock Options – *Continued*

   Prior Year Stock Option Grants

   During the 2005 fiscal year, the Company granted a total of 5,150,000 stock options to directors, officers, consultants and employees. 50,000 options are valid until 30 December 2005 and have an exercise price of $0.17 per share. The remaining 5,100,000 options are valid until 30 April 2007 and have an exercise price of $0.15 per share. The Company calculated the fair value of these options to be $497,775 on the grant date which was charged to operations.

   During the 2004 fiscal year, the Company granted a total of 5,200,000 stock options to directors, officers, employees and consultants at exercise prices of $0.20 and $0.25. The Company calculated the fair value of these options to be $469,831 on the grant date which was charged to operations.

   New Stock Option Amendments

   On 22 June 2006 the Company extended the term of 500,000 outstanding stock options originally set to expire on 30 July 2006 until 29 June 2008. No change was made to the exercise price of the options of $0.15.

   On 22 June 2006 the Company extended the term of 710,000 outstanding stock options originally set to expire on 30 July 2006 until 29 June 2008. No change was made to the exercise price of the options of $0.15.

   On 1 December 2005 the Company extended the term of 2,000,000 outstanding stock options originally set to expire on 30 April 2007 until 30 April 2009. No change was made to the exercise price of the options of $0.15.

   On 16 December 2005 the Company extended the term of 250,000 outstanding stock options originally set to expire on 30 December 2005 until 30 December 2006. Of the options extended no change was made to the exercise price of the options and of the total, 150,000 options have an exercise price of $0.17 and 100,000 options have an exercise price of $0.15.

   The Company calculated the incremental increase in the combined fair value of these amended options to be $160,867, which was charged to operations.

   Prior Year Stock Option Amendments

   During the 2005 fiscal year, the Company amended the terms of certain outstanding stock options:

   For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005. The Company further amended 740,000 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

   For 1,491,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005. The Company further amended 1,391,250 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

   For 940,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005. The Company further amended 869,412 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

   For 900,000 options the Company extended the term from 31 December 2005 to 30 July 2006 with no change to the exercise price of $0.15.

6. **Share Capital** – *Continued*

    d) Stock Options – *Continued*

    For 250,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 July 2006.

    For 750,000 options the Company extended the term from 30 July 2005 to 30 July 2006 with no change to the exercise price of $0.20.

    The Company estimated the combined fair value of these amended options to be $305,706 which was charged to operations.

    During the 2004 fiscal year, the Company amended the terms of certain outstanding stock options:

    For 3,235,000 options the Company extended the term from 30 July 2004 to 31 December 2005 with no change to the exercise price of $0.15.

    The Company estimated the combined fair value of these amended options to be $216,726 which was charged to operations.

    <u>Total outstanding and exercisable</u>

    During the period there were 480,000 Stock Options exercised, generating proceeds to the Company of $72,000.

    Details of outstanding share purchase options are as follows:

	Number of options		Weighted average exercise price per share
Options outstanding, July 31, 2005	8,932,426	$	0.15
Options granted	250,000		0.15
Options exercised	(480,000)		0.15
Options cancelled	(400,000)		0.15
Options outstanding, June 30, 2006	8,302,426	$	0.15

    As at June 30, 2006, the following share purchase options were outstanding:

Options	Number of shares	Price per Share	Expiry date
	1,062,426	$0.15	30 July 2006
	750,000	$0.20	30 July 2006
	100,000	$0.15	30 December 2006
	150,000	$0.17	30 December 2006
	2,960,000	$0.15	30 April 2007
	200,000	$0.15	29 June 2007
	1,080,000	$0.15	29 June 2008
	2,000,000	$0.15	30 April 2009
Total outstanding and exercisable	8,302,426		

6. **Share Capital** – *Continued*

    e) Warrants

        <u>New Warrant Amendments</u>

        During the period, the expiration dates of 1,825,000 warrants were extended from 19 July 2006 until 30 June 2008 at no change to their $0.15 exercise price. A total of 1,566,667 warrants of exercise price $0.50 were reset to an exercise price of $0.15 and their term extended until 29 June 2007.

        The Company estimated the combined fair value of these amended warrants to be $155,419 which was charged to operations.

        <u>Prior Year Warrant Amendments</u>

        During the 2005 fiscal year, the Company extended the term of 2,565,000 outstanding share purchase warrants from 19 July 2005 and 10 September 2005 until 30 December 2006 with no change to the exercise price of $0.15. The Company also extended the term of 820,000 outstanding share purchase warrants from 19 July 2005 and 19 July 2006 with no change to the exercise price of $0.15.

        The Company estimated the combined fair value of these amended warrants to be $161,903 which was charged to operations.

        During the 2004 fiscal year, the Company amended the exercise price from $0.30 to $0.15 for 2,356,666 share purchase warrants with no amendment made to the term of the warrants which expire on 10 September 2005. The Company extended the term of 1,555,000 share purchase warrants for an additional year until 30 July 2005. No change was made to the exercise price of $0.15. The Company amended the exercise price of 435,000 share purchase warrants during the second year ending 10 June 2005 from $0.30 to $0.15. No change was made to the exercise price of $0.60 for the third year of the warrants ending 10 June 2006.

        The Company estimated the combined fair value of these amended warrants to be $281,662 which was charged to operations.

        <u>Total outstanding and exercisable</u>

        During the current period, a total of 200,000 common share purchase warrants having an exercise price of $0.15 per share were exercised for net proceeds to the Company of $30,000. In addition, 1,585,812 and 1,327,000 common share purchase warrants having an exercise price of $0.60 each expired on 10 September 2005 and 10 June 2006 respectively.

        Details of outstanding share purchase warrants are as follows:

Warrants	Number of Shares	Price per Share	Exercise/Expiry Date
	450,000	$0.60	14 July 2006
	370,000	$0.15	19 July 2006
	990,000	$0.15	30 December 2006
	66,667	$0.50	6 April 2007
	2,100,000	$0.50	29 April 2007
	1,566,667	$0.15	29 June 2007
	1,825,000	$0.15	30 June 2008
	7,368,334		

6. **Share Capital** – *Continued*

   f) Black-Scholes Option-Pricing Model Assumptions

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 June 2006	31 July 2005	31 July 2004
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	95% - 140%	117% - 140%	118% - 148%
Risk-free interest rate	2.90% - 4.44%	2.90% - 3.15%	1.24% - 2.79%
Expected life of options (years)	1.02 – 3.42	1.04 – 2.08	1.23 - 1.67

   The fair value of each warrant amendment is estimated on the date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June 2006	31 July 2005	31 July 2004
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	95%	117% - 127%	113% - 135%
Risk-free interest rate	4.41%	3.03% - 3.15%	2.75% - 3.26%
Expected life of warrants (years)	1.00 – 2.00	1.00 – 1.75	0.58 – 1.58

   Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

7. **Related Party Transactions**

   All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

   a) During the period, management, director, or officer fees in the amount of $247,500 (2005 - $360,000; 2004 - $468,500) were paid or accrued to directors of the Company or a director of one of the Company's subsidiaries. Of that amount, $103,125 has been recorded in resource property costs. The Company paid bonuses totalling $90,000 to two directors during the year as a result of the Yapen sale *(Note 4av)* and paid a bonus of $30,000 to a director in recognition of valuable service to the Company's Bengara subsidiary. In addition, during the period, the Company provided accommodations for a director of the Company in Indonesia at a cost of $33,000 (2005 - $36,000; 2004 - $26,000). This amount has been included in rent expense.

   b) During the period, consulting fees in the amount of $Nil (2005 - $Nil; 2004 - $92,500) were paid or accrued to a director, or a director of one of the Company's subsidiaries and included in resource property costs.

   c) During the period, management wrote down a receivable of $138,178 determined to be uncollectible which is owing from a company controlled by the estate for a deceased director. Management intends to pursue the full amount of the receivable until payment or settlement is reached.

7. **Related Party Transactions** – *Continued*

    d) During the period, the following share capital transactions occurred with directors and or their family members, and directors or officers of the Company's subsidiaries:

        -   200,000 (2005 - 100,000; 2004 - 1,550,854) common shares were issued through exercised warrants for total proceeds of $30,000 (2005 - $15,000; 2004 - $259,628)

        -   330,000 (2005 - 1,708,824; 2004 - 168,750) common shares were issued through exercised options for total proceeds of $49,500 (2005 - $257,735; 2004 - $33,750)

    e) As at 30 June 2006, $Nil (2005 – $Nil; 2004 - $9,578) is payable to a director, a director of a company subsidiary or a former director of a company subsidiary.

    The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. **Income Taxes**

    As at 30 June 2006, the Company has approximately CDN $2,810,000 of losses for income tax purposes which may be used to offset future taxable income. These losses expire as follows:

Year of Origin	Expiry Year	CDN$ Amount
2000	2007	$ 860,000
2001	2008	400,000
2002	2009	404,000
2003	2010	350,000
2004	2014	444,000
2005	2015	352,000
		$ 2,810,000

    The Company has certain resource related expenses of approximately CDN $1,938,000 which may be carried forward indefinitely and used to reduce future taxable income.

    Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The significant components of the Company's Canadian future tax assets are as follows:

	30 June 2006	31 July 2005
Non-capital loss carry-forwards	$ 893,923	$ 999,498
Resource property exploration expenditures	616,521	564,402
Property, plant and equipment	212,777	182,226
	1,723,222	1,746,127
	(1,723,222)	(1,746,127)
	$ -	$ -

    In addition, the Company's subsidiaries have incurred certain expenditures in Indonesia that may be used to reduce taxes should production be achieved. The benefits, if any, of these income tax losses and resource pools carried forward have not been reflected in the accounts.

9. Segmented Information

	North America		Indonesia		Consolidated	
30 June 2006						
Segmented revenue	$	-	$	-	$	-
Segmented income (loss) *(i)*	$	2,426,457	$	(503,340)	$	1,923,117
Identifiable assets	$	2,387,240	$	129,775	$	2,517,015
31 July 2005 *(Restated – Note 1 & 13)*						
Segmented revenue	$	-	$	-	$	-
Segmented income (loss) *(ii)*	$	2,630,209	$	(449,592)	$	2,180,617
Identifiable assets	$	240,240	$	56,861	$	297,101
31 July 2004 *(Restated – Note 1 & 13)*						
Segmented revenue	$	-	$	-	$	-
Segmented loss	$	(1,116,130)	$	(492,995)	$	(1,609,125)
Identifiable assets	$	171,919	$	316,839	$	488,758

i)   The North America income for the eleven months ended 30 June 2006 includes a gain of $3,506,833 from the disposition of the Company's Yapen subsidiary during the period *(Note 4av)* as well as terminated farm-out proceeds of $100,000.

ii)   The income for North America for the year ended 31 July 2005 includes a gain of $4,059,868 from the disposition of the Company's GATB subsidiary during the prior year *(Note 4b).*

10. Commitments and Contractual Obligations

a)   By agreement dated 26 April 2005, the Company entered into a consulting agreement with an officer of the Company for management services at $10,000 per month for a period of 20 months expiring 31 December 2006.

b)   As of the date of these financial statements the Company is committed to fund its 60% share of the Bengara-II PSC work commitment undertaken by the Bengara subsidiary. The accumulated work commitment totals $25,000,000 or the drilling of 4 exploration wells before 4 December 2007. As of 29 September 2006, Bengara has incurred approximately $6,300,000 of this commitment *(Note 12)*.

11. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

12. Subsequent Events

Subsequent to fiscal year end 30 June 2006:

a) The Company sold 70% of its 60% interest in Continental-GeoPetro (Bengara-II) Ltd. ("Bengara") and its Bengara-II PSC to CNPC (Hong Kong) Limited ("CPNC-HK") on September 29, 2006. The Company retained an 18% shareholding of Bengara.

   To earn its 70% stake in Bengara, CNPC-HK paid an Earning Obligation in cash in the amount of $18,700,000 into Bengara to be used exclusively to pay for work in the Bengara area, including the drilling of four exploratory wells and including the Company's 18% share of such costs. CNPC-HK will also pay 100% of the exploration and development work, including the Company's 18% share of such costs, until the earlier of 1) an additional amount of $41,300,000 over and above the Earning Obligation funds has been expended or 2) the month after the first commercial lifting of crude oil from the Bengara area is delivered and sold. In addition, CNPC-HK will pay a cash bonus in the amount of $3,000,000 to the Company contingent upon the first commercial oil and gas discovery within the Bengara area.

   Effective 29 September 2006, all consultant and rental contracts were terminated by Bengara due to the sale of majority interest to CNPC-HK. Bengara paid 3 months severance on these contracts totalling approximately $133,000 of which the Company has paid its 60% share.

b) A total of 900,000 stock options were exercised generating proceeds to the Company of $135,000.

c) A total of 800,000 stock options were granted. A total of 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 June 2009. A total of 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 June 2007.

d) A total of 600,000 stock options were amended. A total of 600,000 were amended with no change to their $0.15 exercise price but the term was extended from 30 July 2006 until 30 June 2007.

e) 1,212,426 stock options expired on 30 July 2006.

f) A total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from 6 April 2007 to 30 June 2008.

g) 450,000 and 370,000 share purchase warrants expired on 14 July 2006 and 19 July 2006 respectively.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 31 July 2005

13. Restatements

The Company has restated its financial statements for the years ended July 31, 2004 and 2005 in order to record the fair value of share purchase warrants and stock options that were amended by the Company, as disclosed in Note 6d & e.

Balance Sheet	31 July 2005		
	As Reported	Adjustments	As Restated
	$	$	$
Share Capital	23,310,162	123,863	23,434,025
Contributed Surplus	2,206,382	536,428	2,742,810
Deficit	(25,518,443)	(660,291)	(26,178,734)

Income Statement	Year Ended 31 July 2005		
	As Reported	Adjustments	As Restated
	$	$	$
Financing fees – warrants	-	161,903	161,903
Income for the year	2,342,520	(161,903)	2,180,617
Income per share – basic	0.05	(0.00)	0.04
Income per share - diluted	0.03	(0.00)	0.03

Balance Sheet	31 July 2004		
	As Reported	Adjustments	As Restated
	$	$	$
Share Capital	22,087,268	42,418	22,129,686
Contributed Surplus	1,620,005	455,970	2,075,975
Deficit	(27,860,963)	(498,388)	(28,359,351)

Income Statement	Year Ended 31 July 2004		
	As Reported	Adjustments	As Restated
	$	$	$
Financing fees – warrants	-	281,662	281,662
Stock-based compensation	469,831	216,726	686,557
Loss for the year	(1,110,737)	(498,388)	(1,609,125)
Loss per share – basic and diluted	(0.02)	(0.01)	(0.03)

MANAGEMENT'S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the Fourth Quarter Ended June 30, 2006

NATURE OF BUSINESS

Continental Energy Corporation ("Continental" or the "Company") is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 3,649 square kilometers (900,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th (*Formerly July 31, 2006 see "Change of Fiscal Year End" below*). All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of November 27, 2006.

FORWARD-LOOKING INFORMATION

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company's oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE QUARTER

The "Past Quarter" ended June 30, 2006 marks the end of the Fourth Quarter and eleven months of the Company's annual fiscal year ending June 30, 2006 (*Formerly July 31, 2006 see "Change of Fiscal Year End" below*). Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Report Writer
The Company hired Alan Stone & Co LLC to prepare a research report on the Company for a fixed fee of $7,500 plus a second follow up report for $4,000.

Auditor Resignation
Staley Okada & Partners resigned as the Company's auditor effective June 26, 2006.

Retirement Settlement
The Company's 60% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd., paid $80,000 to a former employee in full and final settlement of that employee's retirement claim. The Company paid its 60% share of the settlement amount.

Warrants Activity

A total of 1,327,000 common share purchase warrants having an exercise price of $0.60 each expired on June 10, 2006. No new share purchase warrants were issued. The expiration dates of 1,825,000 warrants were extended from July 19, 2006 and December 30, 2006 until June 30, 2008 at no change to their $0.15 exercise price. A total of 1,566,667 warrants of exercise price $0.50 were reset to an exercise price of $0.15 and their term extended until June 29, 2007.

Options Activity

A total of 150,000 incentive common share stock purchase options having an exercise price of $0.15 each were exercised for net proceeds to the Company of $22,500. A total of 200,000 new incentive common share stock purchase options were granted at an exercise price of $0.15 expiring June 29, 2007. No new incentive common share stock purchase options expired or were terminated. The expiry date of 1,210,000 stock options was extended from July 30, 2006 until June 30, 2008 at no change to their exercise price of $0.15.

Shares Issues

A total of 150,000 new shares were issued in conjunction with options exercises from the end of the Past Quarter and prior to the date of this report.

Restatements

The Company has restated its financial statements for the years ended July 31, 2004 and 2005 in order to record the fair value of share purchase warrants and stock options that were amended by the Company.

For the 2004 fiscal year, the Company recorded financing fees related to share purchase warrants where the original terms of the warrants were amended by the Company during 2004 in the amount of $281,662 and additional stock-based compensation related to stock options where the original terms of the options were amended by the Company during 2004 in the amount of $216,726. These changes result in additional loss for the year ended July 31, 2004 of $498,388 bringing the total loss for the 2004 year to $1,609,125 or a loss of $0.03 per share on a basic and fully diluted basis.

For the 2005 fiscal year, the Company recorded financing fees related to share purchase warrants where the original terms of the warrants were amended by the Company during 2005 in the amount of $161,903. These changes result in decreasing the income for the year ended July 31, 2005 by $161,903 bringing the total income for the 2005 year to $2,180,617 or income per share – basic of $0.04 and $0.03 on a fully diluted basis.

Please see note 13 of our financial statements for the period ended June 30, 2006 for full details of the impact of this restatement.

<u>**HIGHLIGHTS OF PREVIOUS QUARTER**</u>

Significant events having material effect on the business affairs of the Company which occurred during the two fiscal quarters before the Past Quarter are summarized below:

Registered Office Address Change

On February 9, 2006 the Registered and Records Offices of the Company was changed from #105, 6395-198 Street, Langley, B.C., V2Y-2E3, Canada to #304, 20338 65th Street, Langley, B.C. V2Y 2X3, Canada.

Change of Fiscal Year End

At the Company's January 25, 2006 Annual General Meeting the shareholders approved a change in the date of the Company's fiscal year end from July 31 to June 30. Therefore the date of June 30, 2006 marks the new ending date of the Company's fiscal year and for this year the fiscal year shall consist of 11 months instead of 12.

Reduction of Capital and Deficit

At the Company's January 25, 2006 Annual General Meeting the shareholders approved a petition to a BC court to reduce the deficit attributable to such prior years. The reduction of capital in the amount of US$13,551,119 (CDN$20,796,667) was ordered by the Supreme Court of British Columbia on March 29, 2006. The Company incorrectly reported the reduction of capital and deficit as US$20,796,667 in the 3rd quarter financial statements ended April 30, 2006. The consolidated financial statements for the 11 months ended correctly report the reduction of capital and deficit as US$13,551,119. Management has determined that the 3rd quarter misstatement is a balance sheet reclassification and does not materially misstate the financial statements and therefore will not be restating the 3rd quarter financial statements for the period ended April 30, 2006.

New Bylaws

At the Company's January 25, 2006 Annual General Meeting the shareholders approved replacement bylaws and articles of incorporation to modernize them and conform them to the recently amended BC corporations act. The new bylaws were filed with the registrar and British Columbia Ministry of Finance Corporate and Personal Property Registries issued a Notice of Articles reflecting the change on February 16, 2006.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended June 30, 2006 but prior to publication of this report are summarized below:

Warrants Activity

Subsequent to the end of the Past Quarter and up to the date of this report, no new share purchase warrants were exercised or issued. A total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from April 6, 2007 to June 30, 2008. A total of 450,000 and 370,000 stock warrants expired on July 14, 2006 and July 19, 2006 respectively.

Options Activity

Subsequent to the end of the Past Quarter and up to the date of this report:

- A total of 800,000 new incentive common share stock purchase options were granted. A total of 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on June 30, 2009. A total of 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on June 30, 2007.

- A total of 600,000 incentive common share stock purchase options were amended. A total of 600,000 were amended with no change to their $0.15 exercise price but the term was extended from July 30, 2006 until June 30, 2007.

- A total of 1,212,426 incentive common share stock purchase options expired in accordance with the terms of the agreements under which they were granted on July 30, 2006.

- A total of 900,000 incentive common share stock purchase options were exercised by holders in accordance with the terms of the agreements under which they were granted and the company realized proceeds of $135,000.

Shares Issues

Subsequent to the end of the Past Quarter and up to the date of this report, a total of 900,000 new shares were issued pursuant to options exercises.

Shareholding

As of the date of this report the Company had 58,007,936 common shares issued and outstanding.
As of the date of this report the Company had 6,990,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 6,548,334 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

New Auditor

The Company engaged Dale Matheson Carr-Hilton Labonte LLP of Vancouver, BC, as the Company's auditors for FYE 2006.

New Finder West Coast

The Company engaged American West Pacific Int'l Invest Corp ("AWP") of San Francisco to provide successful efforts private placement sourcing at its own risk and expense. The Company shall pay a "Finder's Fee" equal to fifteen percent (15%) of the actual cash proceeds received by the Company from the private placement subscription funds; half the said Finder's Fee (7.5%) in the form of cash and half (7.5%) in the form of Units valued at the subscription price. Additionally, in the event the Placee exercises any warrants obtained as part of the Units then the Company shall pay AWP a cash fee equivalent to ten percent (10%) of the actual cash proceeds received by the Company from the warrants exercise.

New Finder East Coast

The Company engaged Sichenzia Ross Friedman Ference LLP of New York City to source private placements and prepare related SEC filings and registration statements for the Company. The Company paid a $2,500 retainer and, subject to the finder's successful efforts, the Company shall pay a flat fee of $27,500 upon the close of a financing plus an additional $10,000 on filing of a SB2 registration statement and a further $10,000 thirty days thereafter.

Public Relations

The Company entered into an investor relations contract with The Money Channel, for a series of weekly radio interviews to promote the Company to air from mid-November 2006 through mid-February 2007 at a flat fee of $25,000.

Sale of Bengara-II Interest
At the end of September the Company signed definitive agreements closing its sale of 70% of its shareholding in its Continental-GeoPetro (Bengara-II) Ltd. subsidiary and its Bengara-II Production Sharing Contract to CNPC as per the Company's July 11, 2006 press release. Continental will retain an 18% stake in Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") and its 3,649 square kilometer Bengara-II Production Sharing Contract ("PSC") in East Kalimantan, Indonesia. CNPCHK (Indonesia) Limited, ("CNPC") is a wholly owned subsidiary of CNPC (Hong Kong) Limited who is party to the agreements as guarantor.

To earn its 70% stake in CGB2, CNPC paid an Earning Obligation in cash in the amount of US$18,700,000 into a CGB2 account jointly controlled by Continental, which funds shall be used exclusively to pay for exploration drilling on the Bengara-II PSC area.

CNPC shall also provide development loans up to a maximum limit of US$41,300,000 over and above the US$18,700,000 Earning Obligation to CGB2 and thereby carry all of Continental's 18% share of Bengara-II development costs on any oil or gas discoveries made for a combined total CGB2 expenditure of US$60,000,000.

CNPC will also pay directly to Continental a cash bonus in the amount of US$3,000,000 contingent upon the first commercial oil or gas discovery within the Bengara-II PSC area.

Effective September 29, 2006, all consultant and rental contracts were terminated by CGB2 due to the sale of majority interest to CNPC. CGB2 paid 3 months severance on these contracts totalling approximately $133,000 of which the Company has paid its 60% share.

The Company's President & CEO, Mr. Richard L. McAdoo, has resigned as CEO of CGB2 but shall remain as a director of CGB2 and as its Chief Exploration Officer or CXO.

Bengara-II Drilling Funded
CNPC paid in October 2006 its Earning Obligation under its deal to buy a 70% stake in CGB2 in cash in the amount of US$18,700,000 into a CGB2 account jointly controlled by Continental, which funds shall be used exclusively to pay for exploration drilling on the Bengara-II PSC area.

New Jakarta Office Opened
The Company's 18% owned Continental-GeoPetro (Bengara-II) Ltd. subsidiary closed its Fatmawati office in Jakarta and opened a new office from November 30, 2006 at:

> CONTINENTAL-GEOPETRO (BENGARA-II) LTD.
> 8th Floor Plaza Mutiara
> Jl. Lingkar Mega Kuningan Kav. E I-2
> Jakarta, 12950, Indonesia
> Phone +6221-5785-2419
> Fax +6221-5785-2420.

Bengara-II First Drilling Tendered
The Company's 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has called for tenders to provide turn-key, integrated drilling services to drill the first of four planned wildcat exploration wells on the Bengara-II PSC, onshore East Kalimantan. CGB2. Bid submission closes on the 18th of December and CGB2 expects to award the drilling contract shortly thereafter. The first well of the 2006-07 drilling program shall be the Seberaba-1 exploration well which shall be drilled to a total depth of 4,200 meters (13,780 feet). The Seberaba-1 is located to test 4 different oil-prospective stratigraphic levels on a large fault closed structure evident on seismic.

<u>RESULTS OF OPERATIONS</u>

Financial Results for the Fourth Quarter Ended June 30, 2006
The Past Quarter ended June 30, 2006 marks the end of the Fourth Quarter (consisting of 2 months) and the eleven months of the Company's annual fiscal year ending June 30, 2006 (*Formerly the Company's fiscal year ended July 31, 2006 see "Change of Fiscal Year End" above*).

Selected Annual Information

The following table sets out selected annual financial information of Continental and is derived from the Company's audited consolidated financial statements for the eleven months ended June 30, 2006 and for the years ended July 31, 2005 and 2004.

		2006		2005		2004
Sales	$	-	$	-	$	-
Income (Loss) for the Year	$	1,923,117	$	2,180,617	$	(1,609,125)
Income (Loss) per Share – Basic	$	0.03	$	0.04	$	(0.03)
Income per Share – Diluted	$	0.03	$	0.03	$	(0.03)
Total Assets	$	2,517,015	$	297,101	$	488,758
Total Long-term Liabilities	$	-	$	-	$	3,467,972
Dividends Declared	$	Nil	$	Nil	$	Nil

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
4th Quarter 2006 *	Nil	(527,163)	(0.01)	(0.01)
3rd Quarter 2006	Nil	(344,393)	(0.01)	(0.01)
2nd Quarter 2006	Nil	(656,462)	(0.01)	(0.01)
1st Quarter 2006	Nil	3,451,135	0.06	0.05
4th Quarter 2005	Nil	3,609,268	0.07	0.05
3rd Quarter 2005	Nil	(977,858)	(0.02)	(0.02)
2nd Quarter 2005	Nil	(216,665)	(0.01)	(0.01)
1st Quarter 2005	Nil	(234,128)	(0.00)	(0.00)

* The 4th Quarter 2006 only consists of 2 months due to the change in year-end *(see "Change of Fiscal Year End" above)*.

- **Current Working Capital Situation**

  As at June 30, 2006, the Company's consolidated financial statements reflect a working capital position of $2,286,922. This represents an increase in the working capital of approximately $2,325,988 compared to the July 31, 2005 working capital deficit of $39,066. The increase was mainly due to the Company selling its Yapen subsidiary and receiving gross cash proceeds of $3,600,000. The increase was offset by general and administrative requirements during the period. The cash balance at June 30, 2006 was $2,395,727 compared to $98,898 as at July 31, 2005, an increase of $2,296,829.

  The Company used $1,307,858 for operating activities during the eleven months ended June 30, 2006 compared with $889,816 in the year ended July 31, 2005.

  The cash resources provided by investing activities during the eleven months ended June 30, 2006 was $3,515,074 compared with using $8,599 in the year ended July 31, 2005. The Company's property expenditures were reduced to a maintenance level until management decides to commence further exploration and development of its Indonesian properties. The current year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $99,950. The closing costs included payment of cash bonuses totaling $90,000 to two executive officers in recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale.

  The cash resources provided by financing activities during the eleven months ended June 30, 2006 was $89,613 compared with $871,000 in the year ended July 31, 2005. During the current period the company received proceeds of $102,000 for share issuances compared with $883,735 in the prior year.

Cash on hand is sufficient to fund the Company's overhead costs and exploration objectives for the immediate future. The Company intends to continue to use various strategies to minimise its dependence on equity capital, including the securing of joint venture partners where appropriate.

- **Investments**
  During the eleven months ended June 30, 2006, the Company invested $343,914 in its Indonesian oil & gas properties and recovered $352,104 from its farm out partner, GeoPetro. Of the amount invested, $114,000 relates to cash bonuses paid to the team working in the Company's Bengara subsidiary. GeoPetro contributed their 40% share of the bonuses. The Company also invested $99,950 in equipment purchases mainly relating to computer and computer software.

- **Finance**
  During the eleven months ended June 30, 2006 there were 480,000 Stock Options and 200,000 Warrants exercised, generating proceeds to the company of $102,000.

  On June 30, 2006, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 8,302,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between July 30, 2006 and April 30, 2009.

  On June 30, 2006, the Company had warrants outstanding to purchase an aggregate of 7,368,334 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between July 14, 2006 and June 30, 2008.

- **Operations**
  Overall, the Company had income from operations during the eleven months ended June 30, 2006 of $1,923,117 compared to income of $2,180,617 in the year ended July 31, 2005. The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,506,833 on disposition during the current period. During the prior year, the Company sold its GATB subsidiary and recorded a gain of $4,059,868 on disposition. The purchaser acquired the Company's interest in GATB for gross proceeds of $1,000 and assumed all the liabilities and obligations of GATB. Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868. Consequently, the disposal resulted in a gain on disposition. The Company had income per share of $0.03 in 2006 compared to $0.04 in 2005. The fully diluted income per share is $0.03 in 2006 compared to $0.03 in 2005.

  During the eleven months ended June 30, 2006, the Company recorded terminated farm out proceeds in the amount of $100,000. This was a contribution by joint venture partner GeoPetro in relation to the costs of shares issued by the Company on the China Wisdom farm out in 2003. There was no similar item in the prior period. The Company negotiated a reduction of certain payables and recorded a gain of $41,995 on the forgiveness of debt. The Company also elected to remove certain accounts payable in the amount of $6,855 off its books during the current fiscal period due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period. These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $6,855. During the current period the Company generated $75,856 in interest income due to the large cash balance on hand. There was no interest in the comparative period.

  During the eleven months ended June 30, 2006, the Company was ordered to pay Cornell/Yorkville $250,000 plus $79,045 in accumulated interest. The total of $329,045 is recorded as settlement of court judgment. General and administrative expenses decreased by $323,469 from $1,811,036 to $1,487,567 for the year ended July 31, 2005 and eleven months ended June 30, 2006 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $178,564 for the eleven months ended June 30, 2006 compared to $803,481 in the year ended July 31, 2005. During the period, the Company amended the terms of certain share purchase warrants outstanding. The Company has recorded the fair value of the amended warrants as financing fees, being $155,419 for 2006 compared to $161,903 for 2005. During the period, management wrote down a receivable of $138,178 owing from a company controlled by the estate for a deceased director and recorded it as a bad debt. There were no bad debts recorded in the prior year. Management fees increased by $93,092 from $322,540 to $415,632. The increase is due to an increase to a director's management contract as well as utilizing additional management staff in the Company's Indonesian operations and a bonus of $30,000 paid to a director in recognition of valuable service to the Company's Bengara subsidiary. The company utilized more consultants in the period and therefore spent $65,032 which is an increase of $60,032 over the prior period. Rent increased by $6,753 from $61,044 to $67,797. The increase relates to higher premises costs in Dallas and Jakarta. Travel increased by $74,387 from $59,779 to $134,166. The travel increase is due to the company's efforts to promote its properties and business plan as well as the establishment of strategic relationships throughout the world. Office expenses decreased by $30,057 from $139,875 to $109,818. The decrease in office expenses is mostly due to the disposal of the Company's GATB subsidiary in the prior year and resulting reduced operating expenses in the current period. Professional fees decreased by $23,792 from $98,063 to $74,271. The prior period consisted of higher legal costs which did not exist in the current period. Foreign exchange loss decreased by $50,435 from $74,112 to $23,677. This reduction is also due to selling GATB and removing the need to revalue large Rupiah denominated assets and liabilities previously held in GATB. All other expense groups appear consistent with the comparative period and most decreased slightly.

<p align="center">**ADDITIONAL DISCLOSURE**</p>

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the consolidated financial statements.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Expenditures made by the Company to related parties during the eleven months ended June 30, 2006 and balances receivable as at June 30, 2006 are as follows:

- During the period, management, director, or officer fees in the amount of $247,500 (2005 - $360,000) were paid or accrued to directors of the Company or a director of one of the Company's subsidiaries. Of that amount, $103,125 (2005 - $112,500) has been recorded in resource property costs. The Company paid or accrued bonuses totalling $90,000 to two directors during the period as a result of the Yapen sale and paid a bonus of $30,000 to a director in recognition of valuable service to the Company's Bengara subsidiary. This amount has been recorded in resource property costs. In addition, during the period, the Company provided accommodations for a director of the Company in Indonesia at a cost of $33,000 (2005 - $36,000). This amount has been included in rent expense.

- During the period, management wrote down a receivable of $138,178 owing from a company controlled by the estate for a deceased director. Management intends to pursue the full amount of the receivable until payment or settlement is reached.

- During the period, the following share capital transactions occurred with directors and or their family members, and directors or officers of the Company's subsidiaries:

  - 200,000 (2005 - 100,000) common shares were issued through exercised warrants for total proceeds of $30,000 (2005 - $15,000)

  - 330,000 (2005 - 1,708,824) common shares were issued through exercised options for total proceeds of $49,500 (2005 - $257,735)

Investor Relations, Publicity and Promotion
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The details of the Company's accounting policies are presented in note 2 of the consolidated financial statements for the eleven months ended June 30, 2006. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on the financial results:

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Management's Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas of assumptions are: impairment of resource properties and the assumptions used in calculating the fair value of options.

Evaluation of Disclosure Controls
As required by Multilateral Instrument 52-109, management carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of June 30, 2006. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Approval
The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the consolidated financial statements, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

The Company has issued a demand letter to Milner Downs Equestrian Centre Ltd. in respect of an amount of approximately $138,000 due the Company from the estate of deceased former director Gary R. Schell. The Company intends to pursue the claim until payment or settlement is reached.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions ("BCSC") for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the "SEDAR" website www.sedar.com which is the "System for Electronic Document Archiving and Retrieval", employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission ("US-SEC") filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC's EDGAR database commencing with the Company's Form 20F annual report and audited financial statements for the fiscal year ended July 31, 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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Form 52-109F1 *Certification of Annual Filings*

I, Richard L. McAdoo, President and Chief Executive Officer of Continental Energy Corporation, certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Continental Energy Corporation (the issuer) for the period ending June 30, 2006;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.   I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 21, 2006

(signed) "*Richard L. McAdoo*"
Name: Richard L. McAdoo
Title: President and Chief Executive Officer

Form 52-109F1 *Certification of Annual Filings*

I, James D. Eger, Chief Financial Officer of Continental Energy Corporation, certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Continental Energy Corporation (the issuer) for the period ending June 30, 2006;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.   I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 21, 2006

(signed) "*James D. Eger*"
Name: James D. Eger
Title: Chief Financial Officer

E X H I B I T - 31 : SARBANES OXLEY ACT OF 2002 SECTION 302 CEO AND CFO CERTIFICATIONS

The disclosure required to be filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002 is included below in this Exhibit-31 in the form required as Certificates by the Company's CEO and its CFO.

CFO CERTIFICATE

I, James D. Eger, certify that:

1. I have reviewed and read this annual report on Form 20-F of Continental Energy Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered y the annual report that has materially affected, or is reasonable likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: December 27, 2006   */s/ James D. Eger*

                                                 James D. Eger, Chief Financial Officer (Principal Accounting Officer)

CEO CERTIFICATE

I, Richard L. McAdoo, certify that:

1. I have reviewed and read this annual report on Form 20-F of Continental Energy Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered y the annual report that has materially affected, or is reasonable likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: December 27, 2006

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director.

E X H I B I T - 32 : SARBANES OXLEY ACT OF 2002 SECTION 906 CERTIFICATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended June 30, 2006 of Continental Energy Corporation, a British Columbia, Canada corporation (the "Company"), as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I, Richard L. McAdoo, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 27, 2006   */s/ Richard L. McAdoo*
                                            Richard L. McAdoo, President, CEO and Director

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended June 30, 2006 of Continental Energy Corporation, a British Columbia, Canada corporation (the "Company"), as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I, James D. Eger, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

3. The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

4. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 27, 2006   */s/ James D. Eger*
                                            James D. Eger, Chief Financial Officer (Principal Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Continental Energy Corporation and will be retained by Continental Energy Corporation and furnished to the Securities and Exchange Commission or its staff upon request.